Exhibit 4.28

CONSULTANCY AGREEMENT

Brera Holdings PLC, with registered office in Connaught House, 5th Floor, One Burlington Road, Dublin 4, D04 C5Yo, Ireland, a company incorporated under Irish law, registered with the Companies Registrar of Dublin under no. 721923, Italian tax code 01058900, in the person of the CEO Pierluigi Galoppi, (hereinafter also “the Company”).

- on the one hand -

Alessandro Aleotti, Tax Code LTTLSN63T18C573Y, resident in Milan, in via Mecenate 76, (hereinafter also “the Consultant”),

- on the other hand -

hereinafter, individually “Party” and jointly “Parties”,

Given:

(i) that the Company is an Irish public limited company listed on the Nasdaq market as “BREA” which has investment interests in the national and international sports field;

(ii) that, among other things, the Company controls the entire share capital of Brera Milano S.r.l. (with headquarters in Milan, Piazza San Giorgio 2, C.F. 09703750969, company incorporated under Italian law), which essentially deals with the exercise and promotion of sporting activities, with particular attention in Italy to the social and ESG impact of training, the preparation and management of football sporting activities, the organization and management of sports facilities and facilities and related services, also through the subvention of agreements with public and private bodies, the organization and participation in sporting and recreational events, competitive and non-competitive, national and international, with particular attention to first division and excellence foreign markets;

(iii) that the Consultant has gained many years of experience in the sector of strategic consultancy on national and international sports projects,

(iv) that the Company is interested in using the work of the Consultant;

(v) that the Consultant is interested in providing his consultancy and assistance services to the Company. on the basis of the above premises, to be considered an integral and substantial part of this consultancy contract (the “Contract”), the Parties they agree and stipulate

as follows.

Article 1

Object of the assignment

1.1 The consultant will carry out, under the conditions and terms indicated below, the following consultancy and assistance services (hereinafter the “Services”)

a)	consultancy aimed at the implementation of new initiatives / new business models, local and global, strategic on national and international sports projects;

b)	relationship and research activities linked to financial investors;

c)	development of ESG sports projects aimed at the standing of the Brera Holdings group;

d)	screening of new potentially interesting countries for investments consistent with the business objectives of the Brera Holdings group;

e)	Brera Calcio/Brera Holdings representation activities towards national and international institutions, partners.

1.2 Services referred to in the previous paragraph may be further described and specified by the Company during the execution of the task covered by this Contract.

Article 2

Carrying out the assignment

2.1 Services will be carried out by the Consultant in full autonomy through his own organization of means and time. The Consultant will operate without constraints of subordination, timetable and in absolute freedom in identifying the methods and times for carrying out the Services, without prejudice to the achievement of the above objectives.

2.2 In any case, it is understood that, during the validity of this Contract, the Consultant:

a)	will be able to access and stay at the headquarters of the subsidiary Brera Milano S.r.l. within the time limits that are indispensable and appropriate for the execution of the commissioned task;

b)	will perform the services covered by this Contract with the necessary professional diligence. The Company reserves the right to communicate to the Consultant the circumstances, information and elements that it deems relevant for the purpose of better execution of the Services by the same and to request that the Consultant take into account what is communicated during the execution of said Services,

c)	if requested by the Company, the Consultant must inform the same on the progress of the activities and Services, the methods, conditions and times of execution of the consultancy covered by this Contract.

Article 3

Duration

This Contract will be effective from 1 August 2023 to 31 July 2024 and will be tacitly renewed from year to year unless cancellation is communicated within 60 (sixty) days of the annual expiry by registered mail with acknowledgment of receipt and without further mutual obligations of performance beyond the expiration.

Article 4

Fees

4.1 For the execution of the services covered by the assignment referred to in the art. 1 above, the Parties agree on a total consideration of $90,000 (ninety thousand) American Dollars.

4.2 The payment of the fee agreed in the previous point 4.1 will take place monthly in 12 (twelve) payments of the same amount of US Dollars $7,500 (seven thousand five hundred) each, and upon presentation of a regular invoice from the Consultant and with payment 10 (ten) days from date of receipt of the tax document.

Article 5

Confidentiality

5.1. During the execution of the Contract the Consultant will have the obligation not to disclose, communicate and/or reveal and/or disseminate and/or reproduce and/or use, for purposes other than those regulated by this Contract, the secrets and/or information of corporate, professional, scientific, intellectual, industrial nature and/or documents and materials (the “Information”) made available by the Company or by other companies and/or associations linked and/or connected to it

5.2 The Consultant undertakes to safeguard the information received and/or acquired during the contractual relationship in full compliance with the provisions regarding privacy and GDPR.

Article 6

General provisions

6.1 Any changes and/or additions to this Agreement will be valid and effective if they exist accepted in writing by the party against whom said modifications are invoked.

6.2 This Contract contains the integral manifestation of the agreements reached between the Parties and supersedes and cancels any previous agreement between them relating to what is the subject of the same.

6.3 If any provision of this Contract is declared invalid by any judicial authority, such provision will automatically be modified so as to comply with the validity requirements expressed therein and, so modified, will be considered a provision of this Agreement from its origin.

In the event that the automatic adjustment referred to in the previous paragraph occurs, the remaining provisions of this Contract will remain fully valid and effective. Consultant declares to have been informed about the processing of personal data and related rights and gives his express consent to the processing by the Company.

Article 7

Communications

9.1. All communications and other notices referred to in this Contract must be formulated in writing and will be considered duly notified if sent by registered letter with acknowledgment of receipt to the Parties at the following addresses (or to any other address that the Parties have indicated by communicating it in the as indicated above) where domicile is elected for the purposes of this Contract also for judicial notifications:

(i)	as for Brera Holdings PLC:

- c/o Brera Milano S.r.l. in Milan, Piazza San Giorgio 2;

(ii)	as regards Alessandro Aleotti:

- Milan, in via Mecenate 76;

Article 10

Jurisdiction - Exclusive Court

10.1. The provisions of Italian law apply to this agreement.

10.2. Any dispute arising from the interpretation and/or execution of this contract will be referred to the exclusive jurisdiction of the Court of Milan

Read Confirmed and signed.

Milan, 26 July 2023

/s/ Pierluigi Galoppi
Brera Holdings PLC
Pierluigi Galoppi

/s/ Alessandro Aleotti
Alessandro Aleotti

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